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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2017
15 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PAS Capital, LLC** DBA Parker Global Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Michigan Avenue, 28th Floor
(No. and Street)

Chicago	**IL**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins — **603-216-8933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Van Duyne & Bruno
(Name - if individual, state last, first, middle name)

312 Shrewsbury Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick M. Hurst, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PAS Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Subscribed and sworn to before me this 22 day of February 2017

Notary Public

ESMERALDA ESPINOZA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 18, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PAS Capital, LLC

We have audited the accompanying statement of finanical condition of PAS Capital, LLC (an Illnois Limited Liability Company) as of December 31, 2016, and the related notes to the financial statements. These financials are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAS Capital, LLC as of December 31, 2016, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Van Duyne, Bruno & Co.
Pine Brook, NJ

February 10, 2017

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▫ Tel: (973) 808-1445 ▫ Fax: (973) 808-1613 ▫ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▫ Tel: (732) 741-1075

PAS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	22,588
Due from affiliate		325
Prepaid expenses		42
Deposit		2,250
TOTAL ASSETS	$	25,205

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
TOTAL LIABILITIES		-
MEMBER'S EQUITY		25,205

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

PAS Capital, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February 2016, under the laws of the State of Delaware. The Company is a placement agent for private debt, equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. It operates out of one office in Chicago, IL.

The Company is wholly owned by PAS Holding, LLC (the "Parent"), a holding company located in Chicago, IL.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

The Company considers all fees receivable at December 31, 2016 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2016. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Illinois State income taxes are provided, as they are the responsibility of the individual members.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2013. The years 2014 to 2016 remain subject to examination by taxing authorities.

Rent Expense

The Company shares office space with its Parent and is charged $300 a month in rent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $22,588, which exceeded its requirement by $17,588. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2016, this ratio was 0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distribution causes the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2016 the Company was in compliance with this rule.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2016 through February 10, 2017, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.